Exhibit 99.2

January 30, 2018

Secretary

hopTo Inc.

6 Loudon Road, Suite 200

Concord, NH 03301

The Board of Directors

hopTo Inc.

c/o The Corporation Services Company

251 Little Falls Drive

Wilmington, DE 19808-1674

Gentlemen:

Novelty Capital, LLC (together with its affiliated investment vehicles, “Novelty Capital”, “we” or “us”) currently owns 475,711 shares representing 4.9% of the outstanding shares of the hopTo Inc. (“hopTo” or the “Company”). We intend to increase our investment in the Company.

For several months, we attempted to work constructively with the management team and the Board of Directors to put together a transaction that would strengthen the Company and provide it with the resources to maximize value for stockholders. We submitted multiple proposals, including purchase of the GoGlobal business, common stock financings, debt financings and creative combinations of each – all of which the Board of Directors had seemingly refused to actively engage in discussion, negotiation or take up in a reasonable timeframe.

Due to the lack of engagement by the Board of Directors we experienced previously, along with the Company’s history of strategic and capital allocation missteps, we remain concerned the Company’s operations and evaluation of strategic direction conducted under the direction of the current management team and Board of Directors may not result in the maximum value for all stockholders. Our concerns are well founded:

1.

From January 2, 2013 through January 29, 2018, the Company had a total shareholder return of negative 96%. This figure is particularly striking given that the S&P500 index returned 95% during the same period and the fact that all three current board members served continuously over this period.

2.

The Company’s interim CEO, CFO and sole Executive Officer, Jean-Louis Casabonne, is only a part-time employee. He is the full-time, acting CFO for Kobie Marketing, a fast growing company with over 450 employees located in St. Petersburg, FL. In addition, according to an 8-K filed by the Company on December 5, 2017, the Company does not currently have an active search for CEO or CFO.

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3.

The Board of Directors decreased from six to three members on August 2, 2017 and include former CEO, Eldad Eilam, who resigned as CEO effective July 28, 2017 to accept full-time employment at Apple Inc. The fact there has been no new additions to a depleted and already tired Board of Directors causes us to further question whether the Company and the Board of Directors has the appropriate leadership and focus at this time.

4.

The Company has not held an annual stockholder meeting in over two years with the last meeting occurring on September 24, 2015. This violates Delaware law. Currently, only one of the three sitting directors has been duly elected by the Company’s stockholders – as Michael Brochu’s term was set to expire as of the 2016 annual meeting and Eldad Eilam’s term was set to expire as of the 2017 annual meeting, neither of which were held.

We believe the entire Board must be replaced. Novelty Capital hereby nominates the following highly qualified director candidates who bring fresh perspectives and the specialized operating, intellectual property, tax, M&A and capital markets experience necessary to implement a strategic plan that will generate meaningful shareholder value.

Novelty Capital’s three highly qualified nominees are:

Thomas C. Stewart

Thomas C. Stewart is Chief Financial Officer of SecureAuth Corporation, a provider of identify and information security solutions for enterprise cloud, mobile, web and VPN systems backed by Toba Capital and K1 Investment Management. Mr. Stewart has led SecureAuth Corporation as Chief Financial Officer and a member of its board of directors shortly after its inception through its recent merger and $200 million capital raise. Mr. Stewart previously held executive positions in finance and marketing at Intel Corporation and Intel Capital. These roles included building a sales and marketing team in Europe targeting the IT system integrator channel that was responsible for more than $80 million in Intel revenue. Prior to Intel Corporation and Intel Capital, Mr. Stewart held management positions at data networking and application service firms. He served as one of the first product managers of FutureLink, a pioneer in the development of the application service provider (ASP) concept.

Richard S. Chernicoff

Richard S. Chernicoff is completing his tenure as President of Great Elm Capital Group, Inc. Mr. Chernicoff previously ran the intellectual property business at Xperi Corporation, was president of a venture-backed technology company and ran corporate development at SanDisk Corporation. Mr. Chernicoff was a partner in the Brobeck technology law firm, an associate at Skadden, Arps, Slate, Meagher & Flom LLP and served on the staff of the Securities and Exchange Commission in Washington. Mr. Chernicoff began his career as an auditor with Ernst & Young LLP.

Jonathon R. Skeels

Jonathon R. Skeels serves as the founder and Managing Partner of Novelty Capital, an investment and advisory firm focused on undervalued technology companies with meaningful intangible assets, such as intellectual property and net operating losses. Previously, Mr. Skeels held executive roles at IP Navigation Group, LLC, a leading intellectual property monetization firm. Mr. Skeels was also Vice President and Senior Analyst at Davenport & Company, LLC, a financial services firm that manages over $10 billion where he was a sell-side research analyst focused on advising leading institutional investors on publicly-traded technology companies.

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All of the information required by Article II, Section 2 of the Company’s Amended and Restated Bylaws is attached as Annex 1. If the size of the Company’s board of directors is changed from three persons, we intend to nominate additional directors so as to elect a completely new slate. We believe the Company’s other stockholders will be supportive of our nominees and recommended changes. Accordingly, significant cost can be avoided if all of the existing directors resign now, immediately appointing our three nominees.

Sincerely yours,

Novelty Capital, LLC

By:	/s/ Jonathon R. Skeels
Jonathon R. Skeels Managing Partner

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Annex 1

Article II, Section 2(a) Disclosures.

Thomas C. Stewart is 50 years old. Mr. Stewart’s business address is SecureAuth Corporation, 8845 Research Drive, Irvine, CA 92618. Mr. Stewart’s personal address is 1893 Carmelita Street, Laguna Beach, CA 92651. Mr. Stewart’s principal occupation is an executive. Mr. Stewart has no interest (of record, beneficially or derivately) in the Company’s securities.

Mr. Stewart serves as SecureAuth Corporation’s chief financial officer since May 2007. Mr. Stewart was member of SecureAuth Inc.’s board of directors from May 2007 to September 2017. Mr. Stewart previously held various executive roles at Intel Corporation including Finance Manager Information Technology, 2000-2004 and Marketing Director, EMEA 2004-2007. Mr. Stewart has no relationships with the Company, Novelty Capital or any of their respective officers or directors required to be disclosed under Item 401 Regulation S-K.

Mr. Stewart brings to the Company experience leading and growing software businesses and in finance, accounting, marketing and operations.

Richard S. Chernicoff is 52 years old. Mr. Chernicoff’s business address is Great Elm Capital Group, Inc., 800 South Street, Suite 230, Waltham, MA 02453. Mr. Chernicoff’s personal address is 4309 Forest Avenue SE, Mercer Island, WA 98040. Mr. Chernicoff’s principal occupation is an executive. Mr. Chernicoff has no interest (of record, beneficially or derivatively) in the Company’s securities.

Richard S. Chernicoff served as Great Elm Capital Group, Inc.’s interim chief executive officer from July 2016 to September 2017. Mr. Chernicoff has been a member of Great Elm Capital Group, Inc.’s board of directors since March 2014, as its Lead Independent Director from April 2014 to October 2015 and as chairman of its board from October 2015 to July 2016. Mr. Chernicoff was a member of the board of directors of Marathon Patent Group, Inc. from March 2015 to July 2017. Mr. Chernicoff served as interim general counsel of Marathon Patent Group. Prior to joining Great Elm Capital Group, Inc.’s board of directors, Mr. Chernicoff was President of Tessera Intellectual Property Corp. from July 2011 to January 2013. Prior to Tessera, Mr. Chernicoff was President of Unity Semiconductor Corp. Prior to that, Mr. Chernicoff was with SanDisk Corporation where, as Senior Vice President, Business Development, Mr. Chernicoff was responsible for mergers and acquisitions, financings and joint ventures. Previously, Mr. Chernicoff was a mergers and acquisitions partner in the Los Angeles office of Brobeck, Phleger & Harrison LLP, a corporate lawyer in the Los Angeles office of Skadden, Arps, Slate, Meagher & Flom LLP, a member of the staff of the SEC in Washington, DC and an auditor in the Los Angeles office of Ernst & Young LLP. Mr. Chernicoff has no relationships with the Company, Novelty Capital or any of their respective officers or directors required to be disclosed under Item 401 Regulation S-K.

Mr. Chernicoff brings to the Company experience leading businesses and in mergers and acquisitions, finance, legal matters and accounting.

Jonathon R. Skeels is 36 years old. Mr. Skeels’ business address is Novelty Capital, LLC, 520 Newport Center Drive, 12th Floor, Newport Beach, CA 92660. Mr. Skeels’ personal address is 304 Sapphire Avenue, Newport Beach, CA 92662. Mr. Skeels’ principal occupation is an investor. Mr. Skeels may be deemed the benefical owner of 475,711 shares of the Company through his ownership stake in Novelty Capital and its affiliated investment vehicles.

Jonathon R. Skeels has served as Managing Partner of Novelty Capital, LLC and various affiliated entities since since June 2014. Mr. Skeels was Vice President and Director of IP Navigation Group, LLC from September 2012 to June 2014 where he was responsible for business development, corporate finance and various investment activities. Prior to IP Navigation Group, LLC, Mr. Skeels was Vice President and Senior Research Analyst of Davenport & Company, LLC from May 2005 to August 2012 where he was responsible for investments in publicly-traded technology companies. Mr. Skeels is the sole manager of Novelty Capital, LLC and has no relationships with the Company or any of their respective officers or directors required to be disclosed under Item 401 Regulation S-K.

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Mr. Skeels brings to the Company experience in intellectual property, capital markets, tax and business development.

There are no arrangements (other than consent to serve as a nominee as contemplated hereby and, if elected, as a member of the Company’s board of directors) among any of the foregoing persons or between any of them and Novelty Capital or Jonathon R. Skeels.

Article II, Section 2(c) Disclosures. Novelty Capital, LLC, is a Delaware limited liability company. Jonathan R. Skeels is the sole manager of Novelty Capital, LLC. Novelty Capital’s and Mr. Skeels’ principal business address is 520 Newport Center Drive, 12th Floor, Newport Beach, CA 92660. As of January 30, 2017, Novelty Capital beneficially owns an aggregate of 475,711 shares of the Company’s common stock. All of such shares are owned in street-name so that the name that appears on the Company’s books and records with respect to such shares is that of Cede & Co., as nominee of The Depository Trust Company. Mr. Skeels may be deemed the beneficial owner of such shares as a result of his position with Novelty Capital. Mr. Skeels also has a pecuniary interest in such shares through his ownership stake in Novelty Capital and its affiliated investment vehicles. Neither Novelty Capital nor Mr. Skeels has entered into any hedging or other transaction or series of transactions the effect or intent of which is to mitigate los s or manage risk or benefit shares price changes for, or to increase or decrease the voting power of Novelty Capital or Mr. Skeels with respect to any shares of stock of the Company. Novelty Capital commits to remain a stockholder of the Company through the date of the Company’s stockholders meeting that is the subject of this notice.

Article II, Section 2(d) Disclosures. Novelty Capital, LLC intends to appear in person or by proxy at the Company’s next stockholders meeting to make such nominations.

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Consent of Director Nominees

Each of the undersigned consents to serve as a member of the board of directors of hopTo Inc. if elected or appointed.

January 30, 2017

/s/ Thomas C. Stewart
Thomas C. Stewart

/s/ Richard S. Chernicoff
Richard S. Chernicoff

/s/ Jonathon R. Skeels
Jonathon R. Skeels

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